Exhibit 99.1

Maris-Tech Announces Strategic Collaboration Agreement with Quantum Gyro to Develop Quantum Based Gyroscope to Replace GPS Navigation

Maris-Tech will Obtain Controlling Interest in the New Company

Rehovot, Israel, Nov. 10, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) – based edge computing technology, today announced that it has entered into a collaboration agreement (the “Collaboration Agreement”) with Quantum Gyro Ltd. (“Quantum Gyro”), a pioneer in quantum physics-based inertial navigation technology.

Pursuant to the Collaboration Agreement, the parties will collaborate on the development of the ME-Nav, an advanced global navigation satellite system (“GNSS”)-denied navigation system that integrates Maris-Tech’s edge AI computing platform with Quantum Gyro’s quantum gyroscope technology. The solution is designed for mission-critical applications where global positioning systems (“GPS”) are unavailable or jammed, including military operations, urban warfare, indoor navigation, and autonomous systems.

Also pursuant to the Collaboration Agreement, the parties will form a new entity, which will be jointly owned entity to commercialize the ME-Nav (the “NewCo”).

Quantum Gyro is an innovative company that focuses on the development of a nuclear magnetic resonance (“NMR”). The NMR gyroscope senses rotation as a shift in the Larmor frequency of nuclear magnetic moments as they process about an applied field. The GPS system is prone to disruptions and interference that can impair users’ ability to navigate and may lead to the closure of airspace and maritime routes. Quantum Gyro’s technology is aimed at reducing reliance on GPS.

The companies have defined initial success criteria and a critical path schedule, with development expected to progress over the next 24 months in defined milestones.

Key Highlights of the Collaboration:

●	Development Roadmap: A joint steering committee will oversee a structured work plan with quarterly milestone targets.

●	Target Budget: Approximately $1 million, expected to be funded by Maris-Tech and Quantum Gyro loans subject to NewCo’s board of directors and Maris-Tech and Quantum Gyro approvals.

●	Commercialization: Maris-Tech will have exclusive global rights to manufacture, market, and distribute the ME-Nav product line.

●	Ownership Structure of NewCo: Maris-Tech will own 51% and Quantum Gyro will own 49% of NewCo’s outstanding equity interests.

●	Governance of NewCo: Maris-Tech will appoint 2 directors and Quantum Gyro will appoint 1 director.

“We believe that this collaboration combines Maris-Tech’s proven edge AI video intelligence with Quantum Gyro’s cutting-edge quantum inertial technology to create a game-changing navigation solution for GPS-denied environments,” said Israel Bar, Chief Executive Officer of Maris-Tech. “GNSS denied navigation has become prominent for moving platforms, especially uncrewed airborne and ground vehicles. For miniature platforms, such as drones, this ability should be small, light, low power and independent of wireless communication. We believe that the tight integration between Maris Edge Computing platforms with Quantum Gyro’s quantum gyroscope technology will provide the ultimate video, AI and navigation solution at the edge.”

Bar added that, “We believe that ME-Nav will enable our customers -militaries, law enforcement, and critical infrastructure operators to maintain situational awareness and operational continuity in the most challenging conditions.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

About Quantum Gyro Ltd.

Quantum Gyro is an Israeli technology company developing quantum-enhanced inertial sensors for high-precision navigation in GPS-denied environments. The company’s technology is using squeezed light that enhances measurement sensitivity by up to two orders of magnitude, surpassing classical performance limits. The company’s source of squeezed light—hot rubidium vapor—provides a higher initial degree of squeezing and greater light intensity, ensuring superior performance compared to existing methods. The GPS system is prone to disruptions and interferences that can impair users’ ability to navigate and may lead to the closure of airspace and maritime routes. The company’s technology is aimed to answer the market need for replace or reduce the dependency on GPS.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the anticipated formation of the NewCo, expected development timelines and budgets, potential performance and commercialization of ME-Nav, prospective approvals and corporate actions, and potential customer adoption and market opportunities. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com